SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of June 2018

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to establishment of a finance company, dated June 22, 2018	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

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•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: June 25, 2018	By:	/s/ Yang Jie
	Name:	Yang Jie
	Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

CONNECTED TRANSACTION -

ESTABLISHMENT OF A FINANCE COMPANY

SUMMARY

The Board is pleased to announce that the Company, China Telecommunications Corporation and CCS entered into the Capital Contribution Agreement on 22 June 2018, pursuant to which the parties agreed to jointly establish China Telecom Finance with the registered capital of RMB5,000 million (equivalent to approximately HK$6,098 million). The Company, China Telecommunications Corporation and CCS will respectively contribute RMB3,500 million (equivalent to approximately HK$4,268 million), RMB750 million (equivalent to approximately HK$915 million) and RMB750 million (equivalent to approximately HK$915 million), which will respectively represent 70%, 15% and 15% of the total registered capital of China Telecom Finance. The establishment of China Telecom Finance is subject to the approval from the relevant PRC government authorities, including but not limited to, the CBIRC.

LISTING RULES IMPLICATIONS

As of the date of this announcement, China Telecommunications Corporation is the Company’s controlling shareholder and holds approximately 70.89% of the issued share capital of the Company. China Telecommunications Corporation holds approximately 51.39% of the issued share capital of CCS and CCS is a subsidiary of China Telecommunications Corporation. Pursuant to Chapter 14A of the Listing Rules, China Telecommunications Corporation and/or its associates are connected persons of the Company. Accordingly, the establishment of China Telecom Finance jointly by the Company and China Telecommunications Corporation and/or its associates constitutes a connected transaction of the Company.

As each of the applicable percentage ratios in respect of the transaction contemplated under the Capital Contribution Agreement exceeds 0.1% but is less than 5%, such transaction is only subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules and is exempt from the independent shareholders’ approval requirement. The transaction does not constitute a notifiable transaction of the Company under Chapter 14 of the Listing Rules.

INTRODUCTION

The Board is pleased to announce that the Company, China Telecommunications Corporation and CCS entered into the Capital Contribution Agreement on 22 June 2018, pursuant to which the parties agreed to jointly establish China Telecom Finance, a limited liability company to be established in PRC for the purpose of providing capital and financial management services to the member companies of China Telecommunications Corporation. Pursuant to the Capital Contribution Agreement, the registered capital of China Telecom Finance will be RMB5,000 million (equivalent to approximately HK$6,098 million). The Company, China Telecommunications Corporation and CCS will respectively contribute RMB3,500 million (equivalent to approximately HK$4,268 million), RMB750 million (equivalent to approximately HK$915 million) and RMB750 million (equivalent to approximately HK$915 million), which will respectively represent 70%, 15% and 15% of the total registered capital of China Telecom Finance. The establishment of China Telecom Finance is subject to the approval from the relevant PRC government authorities, including but not limited to, the CBIRC.

CAPITAL CONTRIBUTION AGREEMENT

1.	Date

22 June 2018

2.	Parties

(i)	The Company

(ii)	China Telecommunications Corporation

(iii)	CCS

3.	Scope of Business

According to the Capital Contribution Agreement and the Measures for Administration of Finance Companies of Enterprise Groups, China Telecom Finance may carry out all or part of the following businesses:

(i)	provision of financial and financing advice, credit authentication and relevant consulting and agency services for member companies;

(ii)	collection and payment of transaction amounts for member companies;

(iii)	approved insurance agency business;

(iv)	provision of guarantees for member companies;

(v)	arrangement of entrusted loan among member companies;

(vi)	acceptance of bills and discounted bills services for member companies;

(vii)	internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals among member companies;

(viii)	acceptance of money deposit from member companies;

(ix)	arrangement of loan and finance lease for member companies;

(x)	inter-bank lending and borrowing;

(xi)	other businesses approved by the CBIRC.

The final business scope of China Telecom Finance is subject to the approval of the CBIRC and registration with the industrial and commercial administrative authorities.

4.	Registered Capital and Capital Contribution

The registered capital of China Telecom Finance will be RMB5,000 million (equivalent to approximately HK$6,098 million). The Company, China Telecommunications Corporation and CCS will respectively contribute RMB3,500 million (equivalent to approximately HK$4,268 million), RMB750 million (equivalent to approximately HK$915 million) and RMB750 million (equivalent to approximately HK$915 million) in cash using its internal resources. The amount of registered capital of China Telecom Finance has been taken into account and with reference to the existing financial condition, business development needs and future capital requirements of the Company, China Telecommunications Corporation and CCS and is determined after arm’s length negotiations among the parties.

Pursuant to the Capital Contribution Agreement, the parties also agree to procure that the registered capital is fully paid up in cash as a one-off payment as required by the relevant PRC laws to the bank account designated by the China Telecom Finance before submission of the application for commencement of business operations of China Telecom Finance to the regulatory authorities for the banking industry by China Telecommunications Corporation, so as to facilitate the capital verification process of relevant PRC authorities.

Upon the establishment, China Telecom Finance will become a non wholly-owned subsidiary of the Company and the assets, liabilities and results of China Telecom Finance will be consolidated with those of the Company.

REASONS FOR AND BENEFITS OF THE ESTABLISHMENT OF A FINANCE COMPANY

The establishment of China Telecom Finance not only reinforces the efficient centralisation of capital management and revitalises the internal existing capital, but also fosters the optimisation of resources allocation and savings on external debts and finance costs. It also enhances corporate capital utilisation efficiency, assures capital safety and effectiveness as well as improves capital usage efficiency. Meanwhile, it reduces costs, enhances efficiency and strengthens the capability to control and prevent financial risks, enabling the perfection and optimisation of financial sector landscape so as to facilitate the establishment of Internet Finance ecosphere.

LISTING RULES IMPLICATIONS

As of the date of this announcement, China Telecommunications Corporation is the Company’s controlling shareholder and holds approximately 70.89% of the issued share capital of the Company. China Telecommunications Corporation holds approximately 51.39% of the issued share capital of CCS and CCS is a subsidiary of China Telecommunications Corporation. Pursuant to Chapter 14A of the Listing Rules, China Telecommunications Corporation and/or its associates are connected persons of the Company. Accordingly, the establishment of China Telecom Finance jointly by the Company and China Telecommunications Corporation and/or its associates constitutes a connected transaction of the Company.

As each of the applicable percentage ratios in respect of the transaction contemplated under the Capital Contribution Agreement exceeds 0.1% but is less than 5%, such transaction is only subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules and is exempt from the independent shareholders’ approval requirement. The transaction does not constitute a notifiable transaction of the Company under Chapter 14 of the Listing Rules.

BOARD OPINION

The Board (including the independent non-executive Directors but excluding the Directors who have abstained from voting) is of the view that the Capital Contribution Agreement is entered into on normal commercial terms in the ordinary and usual course of business of the Group, and the terms are fair and reasonable and in the interests of the Company and its shareholders as a whole.

The Chairman of the Company, Mr. Yang Jie, is the Chairman of China Telecommunications Corporation and Mr. Sun Kangmin, the then executive Director, was the then Chairman of CCS, and they have abstained from voting on the relevant board resolutions in respect of the approval of the establishment of China Telecom Finance. Save as disclosed above, none of the Directors had a material interest in the transaction contemplated under the Capital Contribution Agreement and no Director was required to abstain from voting on the relevant board resolutions to approve such transaction.

GENERAL INFORMATION

The Company is an integrated information services operator and whose principal business is the provision of fundamental telecommunications services including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, information services and other related services.

China Telecommunications Corporation is a state-owned enterprise and its principal business is investment holding of companies, which are primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses.

CCS is a leading service provider in the informatisation sector in the PRC, providing integrated comprehensive solutions in the informatisation sector, including telecommunications infrastructure services, business process outsourcing services and applications, content and other services.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms and expressions have the following meanings:

“associates”	has the meaning ascribed to it in the Listing Rules

“Board”	the board of Directors of the Company

“Capital Contribution Agreement”	the capital contribution agreement entered into on 22 June 2018 by the Company, China Telecommunications Corporation and CCS in respect of the joint establishment of China Telecom Finance

“CBIRC”	China Banking and Insurance Regulatory Commission

“CCS”	China Communications Services Corporation Limited (中國通信服務股份有限公司), a subsidiary of China Telecommunications Corporation, the Company’s controlling shareholder and is a joint stock limited company incorporated in the PRC on 30 August 2006 and whose H shares are listed on the Stock Exchange. Its principal business includes the provision of telecommunications infrastructure services, business process outsourcing services and applications and content and other services

“China Telecommunications Corporation”	China Telecommunications Corporation (中國電信集團有限公司), a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company. Its principal business is investment holding of companies which are primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses

“China Telecom Finance”	China Telecom Group Finance Company Limited (中國電信集團財務有限公司) (being the tentative name, the official name shall be subject to the approval of regulatory authorities), a limited liability company to be established in the PRC pursuant to the Capital Contribution Agreement among the Company, China Telecommunications Corporation and CCS

“Company”	China Telecom Corporation Limited (中國電信股份有限公司), a joint stock limited company incorporated in the PRC with limited liability on 10 September 2002, with its H shares and ADSs listed on the Stock Exchange and the New York Stock Exchange, respectively and whose principal business is the provision of fundamental telecommunications services including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, information services and other related services

“connected person”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“independent shareholders”	shareholders of the Company other than China Telecommunications Corporation and its associates

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

This announcement contains translations between Renminbi and Hong Kong dollar amounts at RMB0.82=HK$1.00 which is for illustration purposes only. The translations should not be taken as a representation that the Renminbi could actually be converted into Hong Kong dollar at such rates or at all.

By Order of the Board
China Telecom Corporation Limited
Yang Jie
Chairman and Chief Executive Officer

Beijing, China, 22 June 2018

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Liu Aili (as the president and chief operating officer); Mr. Ke Ruiwen, Mr. Gao Tongqing and Mr. Chen Zhongyue (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).